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                           Reisman & Associates, P.A.
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November 10, 2004

Ms. Carrie Darling
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

      Re: McKenzie Bay International, Ltd.
          Form SB-2 filed October 4, 2004
          File No. 333-119493

Dear Ms. Darling:

As I advised Timothy Levenberg last evening, McKenzie Bay intends to file Amendment No. 1 to Form SB-2 today. The amendment will address the two points we discussed , i.e., the initial public offering price which has now been set at $1.50 per share and increased disclosure related to the arrangements with Cornell Capital Partners, including the effective discount.

Attached are pages which will be included in Amendment No. 1 which have been marked to reflect the changes.

As we discussed, McKenzie Bay's financial statements, for purposes of the registration statement being declared effective, become stale after Friday. Accordingly, if at all possible, I would appreciate a review today. Although McKenzie Bay would like to request acceleration for Friday, no acceleration request will be made until the review has been made.

Thank you for your assistance.

Sincerely,

/s/ Jonathan B. Reisman
________________________
Jonathan B. Reisman